SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549

                                        FORM 11-K

(Mark One)
  [ X ]
                          ANNUAL REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                        For the fiscal year ended December 31, 1995

                                           OR

  [   ]                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the transition period from ________ to ________

                                Commission File Number
                                         1-6699




                 Employees' Voluntary Investment and Savings Plan
                     of International Multifoods Corporation
                                33 South 6th Street
                            Minneapolis, Minnesota 55402

                          (Full title and address of plan)



                        International Multifoods Corporation
                                33 South 6th Street
                            Minneapolis, Minnesota 55402
                           (Name of issuer and address of
                        principal executive offices of issuer)


                   EMPLOYEES' VOLUNTARY INVESTMENT
           AND SAVINGS PLAN OF INTERNATIONAL MULTIFOODS CORPORATION

             Financial Statements and Supplemental Schedules

                      December 31, 1995 and 1994




Independent Auditors' Report

The Board of Directors
International Multifoods Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Employees' Voluntary Investment and Savings Plan of International Multifoods Corporation as of December 31, 1995 and 1994 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1995 and 1994 and the changes in its net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/KPMG Peat Marwick LLP
May 24, 1996







                           EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                                OF INTERNATIONAL MULTIFOODS CORPORATION


                                   Statement of Net Assets Available
                                  for Plan Benefits December 31, 1995

                                                                                                        Nonparti-
                                                                                                         cipant-
                                                          Participant-Directed                          Directed
                                 -------------------------------------------------------------------   ----------
                                  Company        Fixed         Growth         Equity                    Company
                                   Common        Income        Equity          Index       Balanced      Common
                                 Stock Fund       Fund          Fund           Fund          Fund      Stock Fund     Total
                                 ----------    ----------    ----------     ----------    ---------    ----------  -----------
Investments
Common stock of International
    Multifoods Corp.             $3,850,619    $        -    $        -     $        -    $        -   $8,078,837  $11,929,456
  Common trust funds:
    Norwest Bank Minnesota, N.A.:
      Short-term Investment Fund     33,043             -         1,600             71         1,435       69,325      105,474
      Stable Return Fund                  -     6,644,318             -              -             -            -    6,644,318
  Shares of registered funds:
    Fidelity Magellan Fund                -             -     9,019,931              -             -            -    9,019,931
    Fidelity U.S.
      Equity Index Fund                   -             -             -      3,297,217             -            -    3,297,217
    Fidelity Balanced Fund                -             -             -              -     2,653,194            -    2,653,194
                                 ----------    ----------    ----------     ----------   -----------   ----------  -----------
      Total investments           3,883,662     6,644,318     9,021,531      3,297,288     2,654,629    8,148,162   33,649,590

Accrued investment income            38,056             -             5              -             5       79,845      117,911
Member contributions receivable      16,310        26,890        55,851         27,052        20,218            -      146,321
Employer contributions receivable         -             -             -              -             -       59,574       59,574
                                 ----------    ----------    ----------     ----------   -----------   ----------  -----------

      Total assets                3,938,028     6,671,208     9,077,387      3,324,340     2,674,852    8,287,581   33,973,396

Unapplied retained Employer
  contributions                           -             -             -              -             -      (71,075)     (71,075)
                                 ----------    ----------    ----------     ----------   -----------   ----------  -----------

      Net assets available
        for plan benefits        $3,938,028    $6,671,208    $9,077,387     $3,324,340    $2,674,852   $8,216,506  $33,902,321
                                 ==========    ==========    ==========     ==========    ==========   ==========  ===========

See accompanying notes to financial statements.



                             EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                                 OF INTERNATIONAL MULTIFOODS CORPORATION
                                     Statement of Net Assets Available
                                    for Plan Benefits December 31, 1994

                                                                                                        Nonparti-
                                                                                                         cipant-
                                                          Participant-Directed                          Directed
                                 -------------------------------------------------------------------   ----------
                                  Company        Fixed        Growth          Equity                    Company
                                   Common       Income        Equity          Index       Balanced       Common
                                 Stock Fund      Fund          Fund            Fund         Fund       Stock Fund     Total
                                 ----------    ----------    ----------     ----------   -----------   ----------  -----------
Investments
  Common stock of International
    Multifoods Corp.             $4,053,009    $        -    $        -     $        -    $        -   $7,488,583  $11,541,592
  Common trust funds:
    Norwest Bank Minnesota, N.A.:
      Short-term Investment Fund      3,512             -             -              -             -        6,489       10,001
      Stable Return Fund                  -     3,543,486             -              -             -            -    3,543,486
  Shares of registered funds:
    Fidelity Magellan Fund                -             -     6,553,250              -             -            -    6,553,250
    Fidelity U.S.
      Equity Index Fund                   -             -             -      2,135,216             -            -    2,135,216
    Fidelity Balanced Fund                -             -             -              -     2,490,524            -    2,490,524
  Group annuity contracts:
    Hartford Life Insurance Co.           -     1,062,158             -              -             -            -    1,062,158
    John Hancock                          -     2,204,659             -              -             -            -    2,204,659
                                 ----------    ----------    ----------     ----------    ----------   ----------  -----------
      Total investments           4,056,521     6,810,303     6,553,250      2,135,216     2,490,524    7,495,072   29,540,886

Accrued investment income            44,416        17,093             -              -             -       82,067      143,576
Member contributions receivable      21,504        31,900        64,487         24,519        27,055            -      169,465
Employer contributions receivable         -             -             -              -             -       71,030       71,030
                                 ----------    ----------    ----------     ----------    ----------   ----------  -----------
      Total assets                4,122,441     6,859,296     6,617,737      2,159,735     2,517,579    7,648,169   29,924,957

Unapplied retained Employer
  contributions                           -             -             -              -             -      (54,388)     (54,388)
                                 ----------    ----------    ----------     ----------    ----------   ----------  -----------
      Net assets available
        for plan benefits        $4,122,441    $6,859,296    $6,617,737     $2,159,735    $2,517,579   $7,593,781  $29,870,569
                                 ==========    ==========    ==========     ==========    ==========   ==========  ===========

See accompanying notes to financial statements.


                               EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                                    OF INTERNATIONAL MULTIFOODS CORPORATION

                                 Statement of Changes in Net Assets Available
                                for Plan Benefits Year Ended December 31, 1995

                                                                                                        Nonparti-
                                                                                                         cipant-
                                                          Participant-Directed                          Directed
                                 -------------------------------------------------------------------   ----------
                                  Company        Fixed        Growth          Equity                    Company
                                   Common       Income        Equity          Index       Balanced       Common
                                 Stock Fund      Fund          Fund            Fund         Fund       Stock Fund     Total
                                 ----------    ----------    ----------     ----------   -----------   ----------  -----------
Investment income:
   Dividends                     $  164,695    $        -    $   58,525     $   61,485    $  111,437   $  334,532  $   730,674
   Interest                           1,099        97,960           520            191             -        2,170      101,940
   Net appreciation in
    fair value of investments       375,762       373,863     2,441,631        759,101       238,465      739,775    4,928,597
                                 ----------    ----------    ----------     ----------    ----------   ----------  -----------
     Total investment income        541,556       471,823     2,500,676        820,777       349,902    1,076,477    5,761,211
                                 ----------    ----------    ----------     ----------    ----------   ----------  -----------
Contributions:
   Members                          534,683       767,892     1,580,309        694,101       607,367            -    4,184,352
   Cash contributions by employer         -             -             -              -             -    1,535,248    1,535,248
                                 ----------    ----------    ----------     ----------    ----------   ----------  -----------
     Total contributions            534,683       767,892     1,580,309        694,101       607,367    1,535,248    5,719,600
                                 ----------    ----------    ----------     ----------    ----------   ----------  -----------
Distributions                    (1,200,476)   (1,702,989)   (1,564,896)      (563,260)     (546,906)  (1,853,845)  (7,432,372)
Fund transfers                      (60,176)      275,186       (56,439)       212,987      (253,090)    (118,468)           -
Transfers from
  unapplied account, net                  -             -             -              -             -      (16,687)     (16,687)
                                 ----------    ----------    ----------     ----------    ----------   ----------  -----------

     Net increase (decrease)
       in net assets available
       for plan benefits           (184,413)     (188,088)    2,459,650      1,164,605       157,273      622,725    4,031,752

Net assets available
  for plan benefits:
    Beginning of year             4,122,441     6,859,296     6,617,737      2,159,735     2,517,579    7,593,781   29,870,569
                                 ----------    ----------    ----------     ----------    ----------   ----------  -----------
    End of year                  $3,938,028    $6,671,208    $9,077,387     $3,324,340    $2,674,852   $8,216,506  $33,902,321
                                 ==========    ==========    ==========     ==========    ==========   ==========  ===========

See accompanying notes to financial statements.



                     EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                         OF INTERNATIONAL MULTIFOODS CORPORATION
                       Statement of Changes in Net Assets Available
                      for Plan Benefits Year Ended December 31, 1994

                                                                                                        Nonparti-
                                                                                                         cipant-
                                                          Participant-Directed                          Directed
                                 -------------------------------------------------------------------   ----------
                                  Company         Fixed        Growth         Equity                    Company
                                   Common        Income        Equity         Index       Balanced       Common
                                 Stock Fund       Fund          Fund           Fund         Fund       Stock Fund     Total
                                 ----------    ----------    ----------     ----------   -----------   ----------   ---------
Investment income:
   Dividends                    $   176,394    $         -   $   12,553     $   53,040    $   80,530   $  319,655  $  642,172
   Interest                             775        296,071            -              -             -        1,383     298,229
   Net appreciation
    (depreciation) in
    fair value of investments      (203,416)       231,860     (166,928)       (30,573)     (219,820)    (361,699)   (750,576)
                                 ----------     ----------   ----------     ----------    ----------   ----------  ----------
      Total investment
        income (loss)               (26,247)       527,931     (154,375)        22,467      (139,290)     (40,661)    189,825
                                 ----------     ----------   ----------     ----------    ----------   ----------  ----------
Contributions:
   Members                          545,679        706,718    1,332,996        485,428       569,509            -   3,640,330
   Cash contributions
     by employer                          -              -            -              -             -    1,536,496   1,536,496
                                 ----------     ----------   ----------     ----------   -----------   ----------  ----------
      Total contributions           545,679       706,718    1,332,996        485,428       569,509    1,536,496   5,176,826
                                 ----------     ----------   ----------     ----------   -----------   ----------  ----------
Distributions                      (623,842)    (1,705,332)  (1,263,621)      (390,989)     (523,867)  (1,109,267) (5,616,918)
Fund transfers                      (71,835)         3,634      112,189          6,938        71,422     (122,348)          -
Transfers from
  unapplied account, net                  -              -            -              -             -       (8,358)     (8,358)
                                 ----------     ----------   ----------     ----------   -----------   ----------  ----------
     Net increase (decrease)
       in net assets available
       for plan benefits          (176,245)      (467,049)       27,189        123,844      (22,226)      255,862    (258,625)

Net assets available
  for plan benefits:
    Beginning of year            4,298,686      7,326,345     6,590,548      2,035,891     2,539,805    7,337,919   30,129,194
                                ----------     ----------    ----------     ----------    ----------   ----------  -----------
    End of year                 $4,122,441     $6,859,296    $6,617,737     $2,159,735    $2,517,579   $7,593,781  $29,870,569
                                ==========     ==========    ==========     ==========    ==========   ==========  ===========

See accompanying notes to financial statements.





           EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
               OF INTERNATIONAL MULTIFOODS CORPORATION

                  Notes to Financial Statements
                   December 31, 1995 and 1994

1)  Description of Plan
    The following brief description of the Employees' Voluntary Investment and Savings Plan of International Multifoods Corporation (the "Plan") is provided for general information purposes only. For more complete information about the Plan's eligibility, vesting, withdrawal and benefit provisions, employees should refer to their copy of the Summary Plan Description.

    The Plan is a voluntary investment and savings plan intended to be a long-term investment program to provide participating employees ("Members") with additional retirement income. Salaried and commissioned employees as well as certain hourly employees of International Multifoods Corporation (the "Company") and participating subsidiaries are eligible for the Plan after one year of qualifying service. The Plan is a salary reduction plan under
Section 401(k) of the Internal Revenue Code and qualifies as an Employee Stock Ownership Plan ("ESOP") under Section 4975(e) of the Internal Revenue Code. The ESOP provisions allow the Trustee (Norwest Bank Minnesota, N.A.), at the direction of the Plan Administrator, to purchase common stock of the Company with the proceeds of one or more loans. Any loan transactions entered into must provide that the lender shall be without recourse against the assets of the Plan, except for common stock held in a loan suspense account, and therefore not allocated to participating Members.

    Administrative expenses of the Plan are paid by the Company and its participating subsidiary corporations (the "Employer").

    Members enter into salary reduction agreements with the Employer and may contribute, within limitations specified by the Internal Revenue Code, from 2% to 15% of regular pay. The Employer's contribution is 50% of the Member's contribution with a limit of 3.5% of the Member's regular pay. Members' deposits are fully vested. Employer contributions are 20% vested after one year of service and continue to vest an additional 20% each year, becoming fully vested after the employee has completed five years of service, or upon reaching age 65, retirement, pre-retirement disability, death and certain other occurrences.

    Effective October 1, 1994, an employee, whether or not such employee has satisfied the service requirement to become a Member, is eligible to contribute any amount that qualifies as a rollover contribution (as defined in the Plan). Rollover contributions are not eligible for Employer matching contributions.


2)  Accounting Policies
    The Plan's accounting policies conform to generally accepted accounting principles applied on a consistent basis. Significant policies related to investments are summarized below:

    The fair value of investments in the Company's common stock is based upon published quotations.

    The fair value of investments in common trust funds and mutual funds are determined by the trustee or custodian of those funds on the basis of the fair values of the underlying net assets.

    Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses.


3)  Investment Funds
    Members may direct their deposits to be invested in any one of the following investment funds: Company Common Stock Fund, Fixed Income Fund, Growth Equity Fund, Balanced Fund, and Equity Index Fund. Contributions can be allocated to funds in increments of 10%. Contributions and investment balances can be reallocated on a quarterly basis.


    The type of investments each fund may make is described in the Plan. Each of the funds may temporarily hold cash or make short-term investments. The Fixed Income Fund, the Growth Equity Fund, the Balanced Fund, and the Equity Index Fund may not invest in securities of the Company. The following schedule summarizes the type of investments which may be made by each of the funds:

Fund                     Description
- ---------------------    ------------------------------------------------
Company Common Stock     Common stock of the Company

Fixed Income             Mutual fund that invests in fixed income
                         securities including contracts with insurance companies and banks

Growth Equity            Mutual fund that invests in equity securities

Balanced Mutual fund that invests in fixed income securities and equity securities

Equity Index             Mutual fund that invests in equity securities of
                         companies in the Standard and Poor's 500


4)  Unapplied Retained Employer Contributions
    Unapplied retained Employer contributions represent amounts of nonvested past Employer contributions attributable to terminated participating employees, but which do not represent forfeitures until such employees incur a defined break in service. These accounts are available to reduce future Employer contributions upon becoming defined forfeitures, or to be credited to such employees' accounts as a result of rehire if there is not a defined break in service.

    Forfeitures of nonvested Employer contributions for the years ended December 31, 1995 and 1994 were approximately $35,076 and $27,900, respectively.


5)  Plan Termination
    Although it has not expressed any intention to do so, the Company has the right to terminate the Plan or discontinue contributions with respect to any one or more participating employers. Upon termination or discontinuance of contributions, Employer contribution amounts in Member accounts which have not vested will become vested.
Thereafter, full distribution of each fund may be made to Members, either by lump sum payment or by annual installment payments over a period not exceeding ten years.


6)  Distributions
    The Plan provides for the distribution of a Member's account balance upon retirement, death, termination of employment or certain other occurrences. In addition, Members who meet certain qualifications as to age and length of participation in the Plan, or who have a proven financial hardship, may elect to withdraw a portion of their account balance. Distributions may be made either by lump sum payment or by annual installment payments over a period not exceeding ten years at the discretion of the Plan Administrator. Distributions from the Company Common Stock Fund of the Plan are made in full shares of common stock of the Company and cash for any fractional share equivalents, except that members whose account balances are less than or equal to $3,500 or 100 shares may elect to receive cash distributions. The number of shares to be distributed is determined by the market value of the common stock as of the valuation date.


7)  Income Taxes
    The Company received a tax determination letter dated January 15, 1995, from the Internal Revenue Service stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and that the trust created under the Plan is therefore exempt from Federal income taxes under provisions of Section 501(a). As of the date of this report, the Company believes that the Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) and are exempt from Federal income taxes.

    The Plan qualifies as a salary reduction plan under Section 401(k) of the Internal Revenue Code. Accordingly, Employer contributions and allocations to Members' accounts of trust earnings are not taxable to Members when made or when credited to the Member's account. However, Member distributions are subject to ordinary income taxes and may be subject to an additional 10% penalty tax.


8)  Reconciliation to Form 5500
    At December 31, 1995 and 1994, net assets available for plan benefits in the accompanying financial statements differ from Form 5500, as filed with the Internal Revenue Service as follows:

                                                      1995          1994
                                               -----------   -----------
Net assets available for
  plan benefits per Form 5500                  $33,223,503   $29,532,447

Adjustment for benefits payable                    678,818       338,122

                                               -----------   -----------
Net assets available for plan benefits
  per accompanying financial statements        $33,902,321   $29,870,569
                                               ===========   ===========


9)  Investments
    The following investments represent 5% or more of the net assets available for plan benefits at December 31, 1995:

                                        Face Amount or
                                         No. of Shares      Fair Value
                                        --------------      -----------
International Multifoods
  Corporation common stock                   592,768        $11,929,456

Fidelity Magellan Fund                       104,907          9,019,931

Norwest Stable Return Fund                   299,969          6,644,318

Fidelity U.S. Equity Index Fund              146,088          3,297,217

Fidelity Balanced Fund                       196,242          2,653,194


    The following investments represent 5% or more of the net assets available for plan benefits at December 31, 1994:

                                          Face Amount or
                                          No. of Shares     Fair Value
                                          --------------   ------------
International Multifoods
  Corporation common stock                    632,416      $11,541,592

Fidelity Magellan Fund                         98,103        6,553,250

Norwest Stable Return Fund                    170,360        3,543,486

Fidelity Balanced Fund                        202,646        2,490,524

John Hancock group annuity contract         2,204,659        2,204,659

Fidelity U.S. Equity Index Fund               126,269        2,135,216


10) Party-In-Interest Transactions
    Transactions resulting in plan assets being transferred to or used by a related party are prohibited under the Pension Reform Act (the Act) unless a specific exemption applies. The Trustee of the Plan, Norwest Bank Minnesota, N.A., and International Multifoods Corporation are defined as parties-in-interest with respect to the Plan. However, such transactions are exempt under section 408(b)(8) and are not prohibited under the Act.


11) Subsequent Event
    Effective January 1, 1996, the Plan was amended to allow employees to borrow from their account and re-pay it through after-tax payroll deductions. Employees may not borrow less than $1,000 or more than one-half of their account balance, not to exceed $50,000, for a term of one to five years. The loans are due and payable 30 days following termination of employment, or earlier in certain circumstances. Interest is charged at the prime rate plus 2%.


                                                                   Schedule 1

                      EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                         OF INTERNATIONAL MULTIFOODS CORPORATION

                   Item 27a - Schedule of Assets Held for Investment Purposes
                                    December 31, 1995

                                               Description of investment,
                                               including maturity date,
        Identity of issue, borrower,           rate of interest, collateral,                                 Current
         lessor or similar party               and par or maturity value                 Cost                 Value
- ------------------------------------------     ----------------------------          -----------           -----------
Common stock:
  *International Multifoods Corporation        592,768 shares common stock,          $11,358,038           $11,929,456
                                               par value $0.10 per share
- ----------------------------------------------------------------------------------------------------------------------
         Total common stock                                                           11,358,038            11,929,456
- -----------------------------------------------------------------------------------------------------------------------
Common trust funds:
  Norwest Bank Minnesota, N.A.:
    *Short-term Investment Fund                    105,474 shares                        105,474               105,474
    *Stable Return Fund                            299,969 shares                      6,059,829             6,644,318
- ----------------------------------------------------------------------------------------------------------------------
         Total common trust funds                                                      6,165,303             6,749,792
- ----------------------------------------------------------------------------------------------------------------------
Shares of registered funds:
  Fidelity Magellan Fund                           104,907 shares                      7,262,972             9,019,931
  Fidelity U.S. Equity Index Fund                  146,088 shares                      2,516,499             3,297,217
  Fidelity Balanced Fund                           196,242 shares                      2,534,866             2,653,194
- ----------------------------------------------------------------------------------------------------------------------
         Total shares of registered funds                                             12,314,337            14,970,342
- ----------------------------------------------------------------------------------------------------------------------
         Total investments                                                           $29,837,678           $33,649,590
======================================================================================================================
* Represents party-in-interest.

See accompanying independent auditors' report.


                                                                   Schedule 2
                 EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                    OF INTERNATIONAL MULTIFOODS CORPORATION

                  Item 27d - Schedule of Reportable Transactions

                         Year Ended December 31, 1995


Series of transactions (involving one security) which exceed 5% of plan assets.

     Identity of                                                        Purchase       Selling     Cost of     Net Gain
   Party Involved                      Description of Asset              Price          Price       Asset      or (Loss)
- -------------------------------        --------------------------      ----------    ----------   ----------   ---------
*Norwest Bank Minnesota, N.A.          Short-term Investment Fund      $4,473,049    $4,377,576   $4,377,576    $     0

*Norwest Bank Minnesota, N.A.          Stable Return Fund               4,264,724     1,564,253    1,448,079    116,174

*International Multifoods
  Corporation                          Common Stock                     2,442,323       309,015      288,945     20,070

 Fidelity Magellan Fund                Registered Fund                  1,592,022     1,113,055      889,215    223,840

 John Hancock                          Group Annuity Contract              82,810     2,287,469    2,287,469          0


*Represents party-in-interest

Note:  Certain columns not required for this schedule have been omitted.


See accompanying independent auditors' report.






                                 Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  EMPLOYEES' VOLUNTARY
                                  INVESTMENT AND SAVINGS PLAN OF
                                  INTERNATIONAL MULTIFOODS CORPORATION




June 26, 1996                     By  /s/ Joyce G. Traver
                                        Joyce G. Traver
                                        Director - Benefits




                               EXHIBIT INDEX


23     Consent of KPMG Peat Marwick LLP.